Exhibit (3)(a)

                     AMENDMENT OF BY-LAWS


     Mr. Stonecipher referred to the material in the Board Agenda Book regarding the amendment of the Corporation's By-Laws effective July 1, 1994, to eliminate the officer position of Vice President, International Relations and Business Development. Thereupon, on motion duly made by Don R. O'Hare, and seconded by Charles Marshall, the following resolution was adopted:

          RESOLVED, by the Board of Directors of Sundstrand
     Corporation, that the By-Laws of the Corporation be, and they hereby are, amended effective July 1, 1994, as follows:

     1.   The first sentence of Section 4.1 of Article IV
          (OFFICERS) is amended to read as follows:

          "The officers of the Corporation shall consist of a Chairman of the Board, President and Chief Executive Officer; an Executive Vice President and Chief Financial Officer; an Executive Vice President and Chief Operating Officer, Aerospace; an Executive Vice President and Chief Operating Officer, Industrial; a Vice President, Personnel and Public Relations; a Vice President and General Counsel; one or more other Vice Presidents; a Secretary; a Treasurer; and a Controller, all of whom shall be elected by the Board of Directors and shall hold office until their successors are duly elected and qualified."

     2. Section 4.11 of Article IV (OFFICERS) is deleted in its entirety.

     3. Sections 4.12 through 4.16 of Article IV (OFFICERS) are renumbered Sections 4.11 through 4.15, respectively.